Exhibit 99.1

Pan American Silver's Board approves third dividend of 2013 in the amount of $0.125 per share

(All amounts in US dollars unless otherwise stated)

VANCOUVER, Aug. 14, 2013 /CNW/ - Pan American Silver Corp.'s (PAAS: NASDAQ; PAA: TSX) ("Pan American" or the "Company") Board of Directors has approved the third quarterly cash dividend of 2013 in the amount of $0.125 per common share.  Should the Company's Board of Directors continue to approve future quarterly dividends in the same amount, the annual cash dividend paid by Pan American would be $0.50 per common share, which represents a yield of approximately 3.6% based on the Company's closing share price on August 14, 2013.

The cash dividend will be distributed on or about Monday, September 9, 2013 to holders of record of common shares as of the close of business on Monday, August 26, 2013.  Specific distribution dates and amounts of future dividends will be determined by the Company's Board of Directors on an ongoing basis.

Pan American's dividends are designated as eligible dividends for the purposes of the Income Tax Act (Canada).

About Pan American
Pan American's vision is to be the world's pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development.  The Company has seven operating mines in Mexico, Peru, Argentina and Bolivia.  Pan American also owns several development projects in USA, Mexico, Peru and Argentina.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This NEWS RELEASE contains "forward-looking STATEMENTS" within the meaning of the UNITED STATES Private Securities Litigation reform act of 1995 and "fORWARD-LOOKING INFORMATION" WITHIN THE MEANING OF applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements. Statements containing forward-looking information express, as at the date of this NEWS RELEASE, the Company's plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  SUCH forward-looking statements AND information include, but are not limited to statements as to any future dividends and annual yields.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this News Release and the Company has made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); risks related to the technological and operational nature of the Company's business; changes in national and local government, legislation, taxation, controls or regulations and  political or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business in the future; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; business opportunities that may be presented to, or pursued by, the Company; challenges to, OR DIFFICULTY IN MAINTAINING, the Company's title to properties AND CONTINUED OWNERSHIP THEREOF; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under the caption "Risks Related to Pan American's Business" in the Company's most recent Form 40F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities.  Investors are cautioned against attributing undue certainty or reliance on forward-looking statements.  Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE: Pan American Silver Corp.

%CIK: 0000771992

For further information:

Information Contact

Kettina Cordero
Manager, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

CO: Pan American Silver Corp.

CNW 18:50e 14-AUG-13